June 4, 2013

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Kevin L. Vaughn
Accounting Branch Chief

Re:    Rudolph Technologies, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed on March 1, 2013
File No. 000-27965

Dear Mr. Vaughn:

On behalf of Rudolph Technologies, Inc., a Delaware corporation, this letter responds to the comments in your letter dated May 15, 2013. The responses below have been numbered to correspond with the comments in your May 15, 2013 letter.

Form 10-K for the year ended December 31, 2012

Index to Consolidated Financial Statements and Financial Statement Schedule, page F-1

Notes to the Consolidated Financial Statements, page F-9

Note 8. Debt Obligations, page F21

COMMENT 1

We note your disclosures related to the issuance of your $60 million of senior convertible notes in July 2011. We see you indicate the conversion value of each note will be paid in cash equal to the principal amount of the notes to be converted, and to the extent the conversion value exceeds the aggregate principal amount of the notes being converted, your common stock in respect of the remainder. We also see concurrently with the issuance of the notes, you purchased a convertible note hedge and sold a warrant. Please tell us the specific U.S. GAAP you considered when accounting for and presenting the convertible note, hedge and warrants. Please address your consideration of the guidance in 470-20 and 815-40 of the FASB Accounting Standards Codification in your response.

RESPONSE TO COMMENT 1

We respectively advise the staff that we considered the authoritative guidance set forth in the following Financial Accounting Standards Board Accounting Standards Codifications (ASC) in accounting for and presenting the convertible note, hedge and warrants:

ASC 470, Debt with Conversion and Other Options
ASC 480, Distinguishing Liabilities from Equity
ASC 815, Derivatives and Hedging

The following addresses our consideration of these standards:

Evaluation of Unit of Account
We first considered the indicators set forth in ASC 815-10-15-9 in order to determine if the convertible note, hedge, and warrants represent a unit of account, or if the hedge and warrants are freestanding primary financial instruments and would need to be evaluated separately. Our analysis of the indicators determined that the hedge and warrants did not represent transactions that should be combined and considered a unit. Accordingly, the hedge and warrants represent freestanding primary financial instruments and should be accounted for separately.

Distinguishing between Debt and Equity
ASC 480 provides the guidance for an issuer on how to classify and measure within its statement of financial position transactions which have the characteristics of both debt and equity. In order to determine the appropriate classification for the hedge and warrants, we evaluated whether they were similar to the three broad classes of transactions set forth in ASC 480-10-25 that require liability classification. Based upon our evaluation of these transactions, the hedge and warrants do not qualify for liability accounting under ASC 480.

Evaluation of Derivative Accounting
We further considered the guidance set forth in ASC 815-15 to determine if there were any embedded derivatives in the convertible note. We identified the conversion at the option of the holder as an embedded derivative and determined that the conversion option does not require bifurcation as it qualifies for an exception as it is indexed to our stock and is able to be classified in stockholders’ equity in our statement of financial position. There were no other embedded derivatives identified in the convertible note agreement that were significant to require derivative accounting. In addition, we evaluated whether the hedge and warrants are required to be accounted for as derivative instruments. We concluded that the hedge and warrants each qualify to be classified in stockholder’s equity and given that they are also indexed to our own stock, receive an exemption from derivative accounting.

Accounting Treatment under ASC 470

In determining the accounting for the convertible note, we followed the guidance of ASC 470-20 as follows:

Recognition:
The guidance in the “Cash Conversion” subsections of ASC 470-20 requires us to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects our nonconvertible debt borrowing rate. We first determined the carrying amount of the liability component in accordance with the guidance in paragraph 470-20-30-27. Secondly, we determined the carrying amount of the equity component represented by the embedded conversion option in accordance with the guidance in paragraph 470-20-30-28.

Transaction costs incurred with third parties, other than the investors, that directly related to the issuance of the convertible note within the scope of the Cash Conversion Subsections were allocated to the liability and equity components in accordance with the guidance in paragraph 470-20-30-31.

Initial Measurement:
The carrying amount of the liability component was determined by measuring the fair value of a similar liability that did not have an associated equity component. The carrying amount of the equity component represented by the embedded conversion option was determined by deducting the fair value of the liability component from the initial proceeds ascribed to the convertible note as a whole.

We evaluated the classification of the equity component as either temporary equity or permanent equity in accordance with the guidance set forth in ASC 480-10. In all circumstances, the Company will settle the portion of the convertible note classified in equity by issuing additional shares of the Company’s own stock. The Company cannot be compelled to settle the convertible note with cash, and as such, permanent equity classification is appropriate.

Subsequent Measurement:
Each subsequent reporting period, we review the measurement of the liability and equity components. The excess of the principal amount of the liability component recognized in accordance with paragraph 470-20-25-23 over its carrying amount is amortized to interest expense using the interest method described in paragraphs 835-30-35-2 through 35-4. For purposes of applying the interest method, debt discounts and debt issuance costs are also amortized over the expected life of a similar liability that does not have an associated equity component. The equity component (conversion option) is not re-measured as long as it continues to meet the conditions for equity classification set forth in Subtopic 815-40.

In addition, we review the classification of the equity component in accordance with ASC 480-10. There have been no instances to date which require movement of the amount classified in permanent equity to temporary equity.

Accounting Treatment under ASC 815

We followed the guidance of ASC 815-40 in determining the accounting for the hedge and warrants.

Recognition:
The initial balance sheet classification of contracts generally is based on the concept that:
a. Contracts that require net cash settlement are assets or liabilities.
b. Contracts that require settlement in shares are equity instruments.
Our hedge and warrants both require settlement in shares of Rudolph stock only. In addition, the following conditions have been met to qualify for equity classification:

1.	Settlement permitted in unregistered shares. The warrants permit us to settle in unregistered shares under Federal Securities law section 3(a)(9). The hedge permits us to receive unregistered shares.

2.
Entity has sufficient authorized and unissued shares. We have sufficient authorized and unissued shares available to settle the hedge and warrants after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.

3.
Contracts contain an explicit share limit. The hedge and warrants contain an explicit limit on the number of shares to be delivered in a share settlement. The Company controls all events that may cause an adjustment to the conversion ratio.

4.
No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event we fail to make timely filings with the Securities and Exchanges Commission (SEC).

5.	No cash-settled top-off or make-whole provisions. There are no cash-settled top-off or make-whole provisions. Make-whole provisions are to be settled in stock only.

6.
No counterparty rights rank higher than shareholder rights. There are no provisions in the hedge and warrants that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

7.	No collateral required. There is no requirement in the hedge or warrants to post collateral at any point or for any reason.

Based on the above assessment, the hedge and warrants meet the requirements of ASC 815-40 to be classified as equity.

Initial Measurement:
The hedge and warrants were initially measured at fair value. We paid $14.5 million for the hedge and received $7.0 million for the warrants. We have determined that these transactions represent an arms-length transaction among market participants and therefore the amount paid represents fair value.

We evaluated the classification of the warrants as either temporary equity or permanent equity in accordance with the guidance set forth in ASC 480-10. Under the terms of the agreement, the Company can issue common shares if such instruments are exercised by the holder. The Company cannot be compelled to settle the associated warrants with cash, and as such, permanent equity classification is appropriate.

Subsequent Measurement:
Contracts that are initially classified as equity under ASC 815-40-25 shall be accounted for in permanent equity as long as those contracts continue to be classified as equity. Subsequent changes in fair value shall not be recognized as long as the contracts continue to be classified as equity.

Note 9. Commitments and Contingencies, page F23

Legal Matters, page F23

COMMENT 2

We note your disclosures regarding legal matters outstanding with Integrated Technology Corporation for patent infringement and the significance of the related patent judgment damages against the company. We further note that you did not accrue a loss in this matter related to products sold after August of 2007 as of December 31, 2012 but did provide range of loss disclosures since you believe it is reasonably possible that the company could realize a loss related to the referenced products. Please explain to us in details the significant factors you considered in determining that no accrual was necessary for products sold after August of 2007 under the circumstances. Refer to the guidance in 450-20 of the FASB Accounting Standards Codification.

RESPONSE TO COMMENT 2

We advise the staff that the following significant factors were considered in our determination that no accrual was necessary as of December 31, 2012 for products sold after August 2007 (the “post-2007 products”).

Our first consideration centered around the U.S. Patent and Trademark Office (U.S. PTO). Concurrent with the progress of the litigation, we filed three (3) re-examination petitions with the U.S. PTO with regard to U.S. Patent No. 6.118,894 (the ’894 Patent) of Integrated Technology Corporation (ITC) which is the subject of the lawsuit. As of December 31, 2012, the claims of the ’894 Patent asserted against us have been found to be “anticipated by the prior art” and therefore stand as rejected by the U.S. PTO. As of December 31, 2012, ITC has filed an appeal with the U.S. PTO, seeking to reverse the U.S. PTO’s rejection of the ’894 patent. Should the U.S. PTO patent re-examination ultimately result in the invalidation of the ’894 Patent, while the lawsuit remains pending, then we believe the lawsuit will be dismissed with no damages assessed against us.

Secondly, as stated in our 2012 Form 10-K, we have filed an appeal of the infringement finding rendered by the U.S. District Court, District of Arizona. Specifically, we have contended that the findings of infringement with regard to the post-2007 products should be reversed because those systems were found to infringe solely under the legal theory of Doctrine of Equivalents. Our counsel has asserted that a claim of infringement under the Doctrine of Equivalents is barred as a matter of law when equivalence is based on claim elements added during prosecution of a patent for purposes of patentability. This defense is sometimes known as Prosecution History Estoppel. We assert other defenses as well. If we prevail, on the Estoppel defense alone, that would eliminate all actual and treble damages for the post-2007 products and also eliminate the premise for the award of attorney’s fees.

We relied on the Estoppel defense in our motion to stay the district court’s injunction pending appeal. We moved for a stay at the Federal Circuit Court of Appeals when we filed our Notice of Appeal, and ITC opposed the motion. The Federal Circuit granted our motion to stay. While this decision reflects a preliminary review of the merits of our position by the Court of Appeals, the fact that the stay was granted is an indication that our Estoppel defense is likely to be viewed by the Court of Appeals as meritorious when the appeal is fully considered.

Finally, we have separately appealed the award of treble damages and attorney’s fees against the post-2007 products based on the fact that our defenses, including the Estoppel defense, are at least reasonable defenses which we believe as a matter of law should provide a defense to a willfulness allegation. Because the fee and treble damages awards were premised on the willfulness finding, those awards should be vacated regardless of whether the underlying infringement findings are reversed.

In light of the fact that we believe that we have multiple defenses against the damages assessed for the post-2007 products which we believe to be meritorious, and in accordance with the guidance in 450-20 of the FASB Accounting Standards Codification, we have concluded that a loss contingency is reasonably possible.

Both the U.S. PTO re-examination process and our court appeals could result in the elimination of any damages award against the post-2007 products. In accordance with paragraph 2 in 450-20-25 of the FASB Accounting Standards Codification, we determined that no accrual was required in the financial statements.

COMMENT 3

In a related matter, we see that with regard to products sold before August of 2007 you disclosed “….it is probable that we could realize a loss in this matter for which we have estimated and recorded a liability of approximately $4,293.” Please tell us why you did not provide range of loss disclosures related to the Integrated Technology Corporation contingency for products sold before August of 2007. Revise future filings as necessary to comply with the guidance of paragraphs 3 and 4 in 450-20-50 of the FASB Accounting Standards Codification.

RESPONSE TO COMMENT 3

We advise the staff that we will revise future filings to comply with paragraphs 3 and 4 in ASC 450-20-50 and disclose an estimate of the range of possible loss in excess of the amount accrued (or, if for any reason we cannot reasonably estimate any such range, which we do not currently anticipate, we will expressly so state). We currently believe that the maximum amount that is reasonably possible, within the meaning of ASC 450, in excess of the $4,293 accrual is $3,391 plus interest.

Form 10-Q For the Quarterly Period Ended March 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations for the Three Month Periods Ended March 31, 2013 and 2012, page 18

COMMENT 4

We see you indicated that “the year-over-year decrease in systems revenue for the three month period ended March 31, 2013 is primarily due to decreased customer demand for metrology systems during the first quarter of 2013”. When individual line items disclosed in your income statements significantly fluctuate in comparison to the comparable prior period, management should quantify and disclose the nature of each item that caused the significant change. Please revise future filings to specifically quantify each material factor, i.e. such as price changes and / or volume changes, causing the aggregate change in your revenues between quarterly periods and disclose the nature of or reason for each factor causing the aggregate change. Your revised future disclosures should discuss the underlying material causes of the factors described as well as the known or expected future impact of any referenced factors on operating results. For further guidance, please refer to Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 34-48960.

RESPONSE TO COMMENT 4

We acknowledge that Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10Q for the quarterly period ended March 31, 2013 focused on the volume trends experienced and its effect on the year-over-year changes in revenue during the quarter. In our 2012 10-K, Management’s Discussion and Analysis of Financial Condition and Results of Operations related to significant year-over-year changes in revenue included the following disclosure:

Total systems and software revenue increased for the year ended December 31, 2012 as compared to the year ended December 31, 2011 due to an increase in demand for our products in advanced packaging. This contributed to an increase in the number of inspection systems sold year-over-year and reflects an increase in inspection systems revenue of $37.1 million. The year-over-year decreases in metrology systems revenue of $0.6 million and data analysis and review software revenues of $3.5 million from 2011 to 2012 are primarily due to decreased sales across all metrology and data analysis and review software product families. The average selling price of similarly configured systems has been consistent and therefore did not have a material impact on our revenue for the same period. Systems revenue generated by our latest product releases and major enhancements in each of our product families amounted to 55% of total revenue for 2011 compared to 67% of total revenue for 2012.

We respectively advise the Staff that we have enhanced our discussion of material changes in revenue as reflected in our 2012 10-K since our response to your letter dated March 5, 2010. We have added to our discussion, whether there is an increase or decrease in the number of units sold by product groups compared to the prior period. In additional, we sell a variety of systems within our product groups with variation in per unit pricing levels from $250,000 to $4.0 million, and as such, we believe that variations in the quantity of units sold may not be a meaningful way to analyze changes in our product revenues.

We advise the Staff that we will ensure that our Form 10-Q for the second quarter ended June 30, 2013 and future filings, are consistent with the provisions of Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 34-48960 and commit to enhancing the explanation of material changes in product revenues and other results of operations, to the extent possible by discussing further the underlying material causes of the changes in volume as well as the impact of product mix on our changes in revenues. In addition, if pricing changes have a significant impact on our individual line items in our income statement, we will enhance our discussions to include its underlying material causes as well.

We trust that you will find the foregoing responsive to your comments. We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any further comments or questions, please do not hesitate to contact me at (973) 448-4302.

Very truly yours,

/s/ Steven R. Roth

Steven R. Roth
Senior Vice President and
Chief Financial Officer

cc: Paul F. McLaughlin (Rudolph Technologies, Inc.)
Robert A. Koch (Rudolph Technologies, Inc.)
Rudolph Technologies, Inc - Audit Committee